Exhibit 12.1

DCP Midstream, LP
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016 (a)	2015 (a)	2014 (a)	2013 (a)
	(millions)
Earnings from continuing operations before fixed charges:
Pretax (loss) income from continuing operations attributable to partners before earnings from unconsolidated affiliates	$(15)	$(72)	$(148)	$(1,157)	$476	$554
Fixed charges	72	298	324	355	322	290
Amortization of capitalized interest	2	7	7	7	6	5
Distributed earnings from unconsolidated affiliates	78	303	282	184	82	35
Less:
Capitalized interest	(5)	(7)	(1)	(32)	(34)	(40)
Earnings from continuing operations before fixed charges	$132	$529	$464	$(643)	$852	$844

Fixed charges:
Interest expense, net of capitalized interest	65	282	300	310	277	239
Capitalized interest	5	7	1	32	34	40
Estimate of interest within rental expense	—	2	2	2	1	2
Amortization of deferred loan costs	2	7	21	11	10	9
Total fixed charges	$72	$298	$324	$355	$322	$290

Distributions to Series A Preferred Units	9	4	—	—	—	$—

Total combined fixed charges and preferred unit distributions	$81	$302	$324	$355	$322	$290

Ratio of earnings to fixed charges (b)	1.83	1.78	1.43	—	2.65	2.91
Ratio of earnings to combined fixed charges and preferred unit distributions (c)	1.63	1.75	—	—	—	—

(a)
The financial information for the the years ended December 31, 2016, 2015, 2014 and 2013 includes the results of The DCP Midstream Business, which we acquired from DCP Midstream, LLC on January 1, 2017. This transfer of net assets between entities under common control was accounted for as if the transfer occurred at the beginning of the period, and prior years were retrospectively adjusted to furnish comparative information similar to the pooling method.

(b)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges by $998 million.

(c)
No preferred units were outstanding for the years ended December 31, 2016, 2015, 2014, and 2013. No historical ratios of earnings to combined fixed charges and preferred distributions are presented for these years.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations attributable to partners before earnings from unconsolidated affiliates, plus fixed charges, plus amortization of capitalized interest, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.